ESPORTS ENTERTAINMENT GROUP, INC.

170 PATER HOUSE, PSAILA STREET

BIRKIRKARA, MALTA, BKR 9077

February 13, 2020

John Dana Brown

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esports Entertainment Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 30, 2019
File No. 333-231167

Dear Mr. Brown:

By letter dated November 26, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Esports Entertainment Group, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 30, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amended Form S-1 filed October 30, 2019

Business, page 44

1.	We note your response to our prior comment 5. Please tell us why your discussion uses the state law doctrines of the Dominant Factor Test and Material Element Test in your discussion of the UIEGA, which is a federal statue. If courts have used these state law tests to interpret this federal statute please advise. If these tests are not applicable to the interpretation of the UIEGA please revise your discussion.

Response: We have revised our disclosure accordingly and removed the discussion related to the Dominant Factor Test and Material Element Test.

Exhibits

2.	We note your response to our prior comment 7. Your response in regard to your 2014 and 2017 consulting agreements was unclear. Please files these agreements as exhibits or tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K.

Response: We have filed the 2014 Consulting Agreement with the latest amended Registration Statement. We have not filed the 2017 Consulting Agreement because in accordance with the Item 601(b) (ii) it is both immaterial in amount, currently $48,000 per year, and significance. Consultant is not an executive and does not act in any policy making function for the Company.

General

3.	We note your response to our prior comment 8. Prior to circulating a preliminary prospectus, please revise to disclose the number of units or warrants to cover over allotments. Also revise the first sentence of your Use of Proceeds discussion to disclose the estimated net offering proceeds. Additionally, provide the remainder of the information in your Dilution table based on estimates and available information

Response: We have updated our disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Grant Johnson
Grant Johnson
Chief Executive Officer
Esports Entertainment Group, Inc.
170 Pater House, Psaila Street
Birkirkara, Malta BKR 9077